Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

26 May 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

dlw 6/30

Encs.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

14,596,989

8) Percentage of issued class

Negligible

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

25th May 2004

12) Total holding following this notification

36,063,804

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

4.98%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 25th May 2004

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	18,700
State Street Nominees Ltd.	FMTC	805,220
Lloyds Bank Nominees Limited	FMTC	209,766
Chase Nominees Ltd.	FMTC	108,447
BT Globenet Nominees Limited	FMTC	980,724
Mellon Bank	FMTC	48,855
State Street Bank & Trust	FMTC	656,084
J P Morgan	FMTC	54,110
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
MSS Nominees Limited	FMTC	101,079
Bank of New York	FMTC	328,964
Northern Trust	FMTC	401,450
Chase Manhattan Bank London	FISL	7,282,800
Chase Nominees Ltd	FPM	1,509,300
Northern Trust	FPM	769,044
Bank of New York London	FPM	808,800
Deutsche Bank	FPM	73,300
Citibank	FPM	555,000
HSBC	FPM	832,000
HSBC Client Holdings Nominee (UK) Limited	FIL	319,388
Chase Manhattan Bank London	FIL	1,686,214
Northern Trust	FIL	3,376,900
State Street Bank & Trust	FIL	1,410,977
Bank of New York London	FIL	3,397,182
Chase Nominees Ltd	FIL	1,781,008
Nortrust Nominees Ltd	FIL	1,755,000
Deutsche Bank	FIL	1,216,583
Citibank	FIL	149,600
Clydesdale Bank (Head Office)Nominees Limited	FIL	1,047,500
Mellon Nominees Ltd	FIL	76,000
Bank of New York, Brussels	FIL	630,500
Northern Trust London	FIL	613,200
National Australia Bank	FIL	18,200
JP Morgan	FIL	1,463,931
Chase Nominees Ltd (Australia)	FIL	41,700
Bankers Trust	FIL	36,778
State Street Nominees Ltd	FIL	509,200

Morgan Stanley	FIL	607,100
PICG	FIL	9,400
Chase Manhattan Bank AG Frankfurt	FIL	169,900
State Street Hong Kong	FIL	22,400
Mellon Bank	FIL	179,300

NB FMRCO = Fidelity Management & Research Company, of which FMR Corp is the parent company

FMTC = Fidelity Management Trust Company, of which FMR Corp is the parent company

FPM = Fidelity Pension Management, of which FIL is the parent company

FISL = Fidelity Investment Services Ltd, of which FIL is the parent Company

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

26 May 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

Brambles

26 May 2004

BRAMBLES REAFFIRMS OUTLOOK
FOR FULL YEAR ENDING 30 JUNE 2004

Brambles' outlook for the year ended 30 June 2004 remains unchanged from the Interim Results' statement on 25 February 2004.

KEY POINTS

- CHEP is expected to deliver strong growth in profit in the second half of 2004 (compared with both first half 2004 and second half 2003) due to good performance in all regions.

- Cleanaway's profit in the second half of 2004 is expected to be better than the first half, due mainly to stronger results in the UK operations more than offsetting lower profits in Germany.

- Recall's profit for the second half of 2004 is also expected to be better than the first half, but the full year will be approximately 7% lower than last year mainly due to pricing pressures in Europe.

- Brambles Industrial Services continues to perform well and is expected to generate solid profit growth for the full year 2004. Regional Businesses are expected to show good improvement in profit in the second half 2004 over the first half.

- The continuing focus on Brambles Value Added (BVA) is expected to result in a strong operating cash flow after capital expenditure for the full year.

CHEP

CHEP Americas is expected to achieve strong growth in profit for the second half due to sales growth, a continuing focus on cost reductions and non recurrence of one-off costs incurred in the first half.

Sales in CHEP Europe are growing, the business is continuing to make good progress in restructuring its operations and is expected to have solid growth in profit in the second half. Pricing initiatives are being implemented to ensure that CHEP is more appropriately reflecting the cost to serve each of the customer segments. These are progressing well and will continue for the remainder of the calendar year. The two new regional administration centres in the UK and Spain are now operational.

CHEP in the rest of the world is expected to continue to deliver good sales and profit growth.

CLEANAWAY

As expected, Cleanaway UK is performing well in the second half and profit growth (compared with the first half) is expected to be strong, more than offsetting the impact of lower second half profits in Germany mainly due to the outcome of retenders.

The restructuring of the UK Commercial & Industrial business together with improved pricing are contributing to the stronger second half in that market. The Municipal business in the UK is also continuing to grow.

RECALL

Recall continues to grow revenue, and although profits in the second half are expected to be stronger than the first half, profits for the full year will be approximately 7% lower than last year, mainly due to performance in Europe.

In North America, full year revenue and profits are expected to grow, with margins in line with last year.

In Europe, profits are expected to be lower than last year principally due to ongoing pricing pressures in the UK and in part due to the receipt last year of an insurance payment associated with the fire in France in 2002.

In the rest of the world Recall is continuing to grow.

A focus on operating efficiencies and customer service across Europe and North America is expected to lead to a resumption of Recall's profit growth in 2005.

BRAMBLES INDUSTRIAL SERVICES

Brambles Industrial Services continues to win additional contracts in both its Australian and Northern Hemisphere businesses and is expected to generate solid profit growth for the full year.

OPERATING CASH FLOW

The continuing focus on BVA is expected to result in a strong operating cash flow after capital expenditure for the full year. Capital expenditure for the group is expected to be below last year.

The results for Brambles for the year ending 30 June 2004 will be released on 31 August 2004.

Notes:

(a) Profit is defined as profit before interest, tax, goodwill amortisation and exceptional items.

(b) Relative revenue and profit performances in this statement are based on constant currency comparisons. Constant currency is calculated by translating foreign currency results at the exchange rates applicable during the last year. Relative operating cash flow performance is based on the exchange rates applicable during each year.

Brambles' global headquarters are in Sydney, Australia

For further information, contact

Australia
Investor
John Hobson, Head of Investor Relations — +61 (0) 2 9256 5216
+61 (0) 414 239 188 (mobile)

Media
Jeannette McLoughlin — +61 (0) 2 9256 5255
Group General Manager Corporate Communications — +61 (0) 401 990 425 (mobile)

UK
Investor
Sue Scholes, Head of Investor Relations — +44 (0) 20 7659 6012

Media
Richard Mountain, Financial Dynamics — +44 (0) 20 7269 7291